Exhibit 99.18

Number: BC1101875

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that GCM MINING CORP. changed its name to ARIS MINING CORPORATION on September 26, 2022 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On September 26, 2022 /s/ T.K. SPARKS T.K. SPARKS Registrar of Companies Province of British Columbia Canada
ELECTRONIC CERTIFICATE

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard Street Victoria BC 1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies
Notice of Articles	/s/ T.K. SPARKS
BUSINESS CORPORATIONS ACT	T.K. SPARKS

This Notice of Articles was issued by the Registrar on: September 27, 2022 12:01 AM Pacific Time

Incorporation Number:	BC1101875

Recognition Date and Time:	January 1, 2017 12:01 AM Pacific Time as a result of an Amalgamation

NOTICE OF ARTICLES

Name of Company:

ARIS MINING CORPORATION

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
2900 - 550 BURRARD STREET	2900 - 550 BURRARD STREET
VANCOUVER BC V6C 0A3	VANCOUVER BC V6C 0A3
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
2900 - 550 BURRARD STREET	2900 - 550 BURRARD STREET
VANCOUVER BC V6C 0A3	VANCOUVER BC V6C 0A3
CANADA	CANADA

Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
IACONO, SERAFINO

Mailing Address:	Delivery Address:
425 HORNBY STREET	425 HORNBY STREET
VANCOUVER BC V6C 2Y2	VANCOUVER BC V6C 2Y2
CANADA	CANADA

Last Name, First Name, Middle Name:
Woodyer, Neil

Mailing Address:	Delivery Address:
425 HORNBY STREET	425 HORNBY STREET
VANCOUVER BC V6C 2Y2	VANCOUVER BC V6C 2Y2
CANADA	CANADA

Last Name, First Name, Middle Name:
Cambone, Daniela

Mailing Address:	Delivery Address:
425 HORNBY STREET	425 HORNBY STREET
VANCOUVER BC V6C 2Y2	VANCOUVER BC V6C 2Y2
CANADA	CANADA

Last Name, First Name, Middle Name:
Roux, Adriaan (Attie)

Mailing Address:	Delivery Address:
425 HORNBY STREET	425 HORNBY STREET
VANCOUVER BC V6C 2Y2	VANCOUVER BC V6C 2Y2
CANADA	CANADA

Last Name, First Name, Middle Name:
Garofalo, David

Mailing Address:	Delivery Address:
425 HORNBY STREET	425 HORNBY STREET
VANCOUVER BC V6C 2Y2	VANCOUVER BC V6C 2Y2
CANADA	CANADA

Last Name, First Name, Middle Name:
Telfer, Ian

Mailing Address:	Delivery Address:
425 HORNBY STREET	425 HORNBY STREET
VANCOUVER BC	VANCOUVER BC
CANADA	CANADA

Page: 2 of 3

Last Name, First Name, Middle Name:
MARTINEZ, HERNAN

Mailing Address:	Delivery Address:
425 HORNBY STREET	425 HORNBY STREET
VANCOUVER BC V6C 2Y2	VANCOUVER BC V6C 2Y2
CANADA	CANADA
Last Name, First Name, Middle Name:
Marrone, Peter

Mailing Address:	Delivery Address:
425 HORNBY STREET	425 HORNBY STREET
VANCOUVER BC V6C 2Y2	VANCOUVER BC V6C 2Y2
CANADA	CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

October 24, 2004

February 15, 2007

August 6, 2010

May 27, 2021

September 22, 2022

AUTHORIZED SHARE STRUCTURE

1. No Maximum	Common Shares	Without Par Value

With Special Rights or Restrictions attached

2. 12,000,000	Preferred Shares	Without Par Value

With Special Rights or
Restrictions attached

1. 1,000	Series 1 Preferred	Special Rights or
Restrictions are attached

Page: 3 of 3

Effective Date of Articles: January 1, 2017

Post-Amalgamation with Medoro Resources (B.C.) Inc.

Articles altered to increase quorum requirements for shareholder and director meetings and restrict issuance of preferred shares pursuant to special resolution passed May 27, 2021

Effective May 31, 2021 at 1:30 PM Pacific Time

Articles altered to reflect change of name to “GCM Mining Corp. “effective

November 29, 2021 at 12:01 AM Pacific Time

Articles altered to reflect change of name to “Aris Mining Corporation” and create

Series 1 preferred shares pursuant to plan of arrangement with Aris Gold Corporation effective September 26, 2022 at 12:01 AM Pacific Time

ARIS MINING CORPORATION

(the “Company”)

INCORPORATION NUMBER BC1101875

ARTICLES

1.	INTERPRETATION		1
	1.1	Definitions	1
	1.2	Business Corporations Act and Interpretation Act Definitions Applicable	1
	1.3	Conflicts Between Articles and the Business Corporations Act	1
2.	SHARES AND SHARE CERTIFICATES		1
	2.1	Authorized Share Structure	1
	2.2	Form of Share Certificate	3
	2.3	Shareholder Entitled to Share Certificate or Acknowledgement	3
	2.4	Delivery by Mail	3
	2.5	Replacement of Worn Out or Defaced Share Certificate or Acknowledgement	3
	2.6	Replacement of Lost, Stolen or Destroyed Share Certificate or Acknowledgment	4
	2.7	Splitting Share Certificates	4
	2.8	Share Certificate Fee	4
	2.9	Recognition of Trusts	4
3.	ISSUE OF SHARES		4
	3.1	Directors Authorized	4
	3.2	Commissions and Discounts	4
	3.3	Brokerage	5
	3.4	Conditions of Issue	5
	3.5	Share Purchase Warrants and Rights	5
4.	SECURITIES REGISTERS		5
	4.1	Central Securities Register	5
	4.2	Closing Register	5
5.	SHARE TRANSFERS		5
	5.1	Registering Transfers	5
	5.2	Transferor Remains Shareholder	6
	5.3	Signing of Instrument of Transfer	6
	5.4	Enquiry as to Title Not Required	6
	5.5	Transfer Fee	6
6.	TRANSMISSION OF SHARES		6
	6.1	Legal Personal Representative Recognized on Death	6
	6.2	Rights of Legal Personal Representative	6
7.	PURCHASE OR REDEMPTION OF SHARES		7
	7.1	Company Authorized to Purchase or Redeem Shares	7
	7.2	Purchase or Redemption When Insolvent	7
	7 3	Sale and Voting of Purchased Shares	7
8.	BORROWING POWERS		7
9.	ALTERATIONS		7
	9.1	Alteration of Authorized Share Structure	7
	9.2	Change of Name	8
	9.3	Other Alterations	8
10.	MEETINGS OF SHAREHOLDERS		8
	10.1	Annual General Meetings	8
	10.2	Resolution Instead of Annual General Meeting	8
	10.3	Calling of Meetings of Shareholders	9
	10.4	Location of Meeting	9

ANFIELD SUJIR KENNEDY & DURNO

	10.5	Notice for Meetings of Shareholders	9
	10.6	Record Date for Notice	9
	10.7	Record Date for Voting	9
	10.8	Class Meetings and Series Meetings of Shareholders	9
	10.9	Failure to Give Notice and Waiver of Notice	9
11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS		10
	11.1	Special Business	10
	11.2	Special Majority	10
	11.3	Quorum	10
	11.4	One Shareholder May Constitute Quorum	10
	11.5	Other Persons May Attend	10
	11.6	Requirement of Quorum	11
	11.7	Lack of Quorum	11
	11.8	Lack of Quorum at Succeeding Meeting	11
	11.9	Chair	11
	11.10	Selection of Alternate Chair	11
	11.11	Adjournments	11
	11.12	Notice of Adjourned Meeting	12
	11.13	Decisions by Show of Hands or Poll	12
	11.14	Declaration of Result	12
	11.15	Motion Need Not be Seconded	12
	11.16	Casting Vote	12
	11.17	Manner of Taking Poll	12
	11.18	Demand for Poll on Adjournment	12
	11.19	Chair Must Resolve Dispute	13
	11.20	Casting of Votes	13
	11.21	Demand for Poll	13
	11.22	Demand for Poll Not to Prevent Continuance of Meeting	13
	11.23	Retention of Ballots and Proxies	13
12.	VOTES OF SHAREHOLDERS		13
	12.1	Number of Votes by Shareholder or by Shares	13
	12.2	Votes of Persons in Representative Capacity	13
	12.3	Votes by Joint Holders	13
	12.4	Legal Personal Representatives as Joint Shareholders	14
	12.5	Representative of a Corporate Shareholder	14
	12.6	Proxy Provisions Do Not Apply to All Companies	14
	12.7	Appointment of Proxy Holders	14
	12.8	Alternate Proxy Holders	14
	12.9	Form of Proxy	15
	12.10	Deposit of Proxy	15
	12.11	Revocation of Proxy	15
	12.12	Revocation of Proxy Must Be Signed	15
	12.13	Production of Evidence of Authority to Vote	16
13.	DIRECTORS		16
	13.1	First Directors; Number of Directors	16
	13.2	Change in Number of Directors	16
	13.3	Directors’ Acts Valid Despite Vacancy	16
	13.4	Qualifications of Directors	17
	13.5	Remuneration of Directors	17
	13.6	Reimbursement of Expenses of Directors	17
	13.7	Special Remuneration for Directors	17
	13.8	Gratuity, Pension or Allowance on Retirement of Director	17
14.	ELECTION AND REMOVAL OF DIRECTORS		17
	14.1	Election at Annual General Meeting	17
	14.2	Consent to be a Director	17
	14.3	Failure to Elect or Appoint Directors	18

	14.4	Places of Retiring Directors Not Filled	18
	14.5	Directors May Fill Casual Vacancies	18
	14.6	Remaining Directors Power to Act	18
	14.7	Shareholders May Fill Vacancies	18
	14.8	Additional Directors	18
	14.9	Ceasing to be a Director	19
	14.10	Removal of Director by Shareholders	19
	14.11	Removal of Director by Directors	19
15.	POWERS AND DUTIES OF DIRECTORS		19
	15.1	Powers of Management	19
	15.2	Appointment of Attorney of Company	19
16.	DISCLOSURE OF INTEREST OF DIRECTORS		20
	16.1	Obligation to Account for Profits	20
	16.2	Restrictions on Voting by Reason of Interest	20
	16.3	Interested Director Counted in Quorum	20
	16.4	Disclosure of Conflict of Interest or Property	20
	16.5	Director Holding Other Office in the Company	20
	16.6	No Disqualification	20
	16.7	Professional Services by Director or Officer	20
	16.8	Director or Officer in Other Corporations	21
17.	PROCEEDINGS OF DIRECTORS		21
	17.1	Meetings of Directors	21
	17.2	Voting at Meetings	21
	17.3	Chair of Meetings	21
	17.4	Meetings by Telephone or Other Communications Medium	21
	17.5	Calling of Meetings	21
	17.6	Notice of Meetings	22
	17.7	When Notice Not Required	22
	17.8	Meeting Valid Despite Failure to Give Notice	22
	17.9	Waiver of Notice of Meetings	22
	17.10	Quorum	22
	17.11	Validity of Acts Where Appointment Defective	22
	17.12	Consent Resolutions in Writing	22
18.	EXECUTIVE AND OTHER COMMITTEES		23
	18.1	Appointment and Powers of Executive Committee	23
	18.2	Appointment and Powers of Other Committees	23
	18.3	Obligations of Committees	23
	18.4	Powers of Board	23
	18.5	Committee Meetings	24
19.	OFFICERS		24
	19.1	Directors May Appoint Officers	24
	19.2	Functions, Duties and Powers of Officers	24
	19.3	Qualifications	24
	19.4	Remuneration and Terms of Appointment	24
20.	INDEMNIFICATION		25
	20.1	Definitions	25
	20.2	Mandatory Indemnification of Directors and Former Directors	25
	20.3	Indemnification of Other Persons	25
	20.4	Non-Compliance with Business Corporations Act	25
	20.5	Company May Purchase Insurance	25
21.	DIVIDENDS		26
	21.1	Payment of Dividends Subject to Special Rights	26
	21.2	Declaration of Dividends	26
	21.3	No Notice Required	26
	21.4	Record Date	26
	21.5	Manner of Paying Dividend	26

	21.6	Settlement of Difficulties	26
	21.7	When Dividend Payable	26
	21.8	Dividends to be Paid in Accordance with Number of Shares	26
	21.9	Receipt by Joint Shareholders	27
	21.10	Dividend Bears No Interest	27
	21.11	Fractional Dividends	27
	21.12	Payment of Dividends	27
	21.13	Capitalization of Surplus	27
22.	DOCUMENTS, RECORDS AND REPORTS		27
	22.1	Recording of Financial Affairs	27
	22.2	Inspection of Accounting Records	27
23.	NOTICES		27
	23.1	Method of Giving Notice	27
	23.2	Deemed Receipt of Mailing	28
	23.3	Certificate of Sending	28
	23.4	Notice to Joint Shareholders	28
	23.5	Notice to Trustees	28
24.	SEAL		29
	24.1	Who May Attest Seal	29
	24.2	Sealing Copies	29
	24.3	Mechanical Reproduction of Seal	29
25.	PROHIBITIONS		29
	25.1	Definitions	29
	25.2	Application	30
	25.3	Consent Required for Transfer of Shares or Designated Securities	30

Effective Date of Articles: January 1, 2017

Post-Amalgamation with Medoro Resources (B.C.) Inc.

Articles altered to increase quorum requirements for shareholder and director meetings and restrict issuance of preferred shares pursuant to special resolution passed May 27, 2021

Effective May 31, 2021 at 1:30 PM Pacific Time

Articles altered to reflect change of name to “GCM Mining Corp.” effective

November 29, 2021 at 12:01 AM Pacific Time

Articles altered to reflect change of name to “Aris Mining Corporation” and create

Series 1 preferred shares pursuant to plan of arrangement with Aris Gold Corporation effective September 26, 2022 at 12:01 AM Pacific Time

ARIS MINING CORPORATION

(the “Company”)

INCORPORATION NUMBER BC1101875

ARTICLES

I.	INTERPRETATION

1.1	Definitions

In these Articles, unless the context otherwise requires:

(1)	“board of directors”, “directors” and ‘board” mean the directors or sole director of the Company, as the case may be;

(2)

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to lime in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)

“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)	“legal personal representative” means the personal or other legal representative of a shareholder, and includes a trustee in bankruptcy of the shareholder;

(5)	“registered address” of a shareholder means that shareholder’s address as recorded in the central securities register; and

(6)	“seal” means the seal of the Company, if any.

1.2	Business Corporations Act and Interpretation Act Definitions Applicable

The definitions m the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if these Articles were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles.

1.3	Conflicts Between Articles and the Business Corporations Act

If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.	SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure

The authorized share structure of the Company is as follows:

(1)	An unlimited number of common shares (the “Common Shares”), without nominal or par value, having attached thereto the rights, privileges, restrictions and conditions as set forth below:

(a)	The holders of the Common Shares shall be entitled to receive notice of and to vote at every meeting of the shareholders of the Company and shall have one vote thereat for each Common Share so held;

ANFIELD SUJIR KENNEDY & DURNO

(b)

Subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares of the Company, the Board of Directors may from time-to-time declare a dividend, and the Company shall pay thereon out of the monies of the Company properly applicable to the payment of the dividends to the holders of Common Shares. For the purpose hereof, the holders of Common Shares receive dividends as shall be determined from time-to-time by the Board of Directors whose determination shall be conclusive and binding upon the Company and the holders of Common Shares; and

(c)

Subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares of the Company, in the event of liquidation, dissolution or winding-up of the Company or upon any distribution of the assets of the Company among shareholders being made (other than by way of dividend out of the monies properly applicable to the payment of dividends) the holders of Common Shares shall be entitled to share equally.

Article 2.1(2) altered effective May 31, 2021 as per pages 2g and 2h attached.

Article 2.1(2) further altered effective September 26, 2022 as per pages 2a to 2f (inclusive) attached. Previous Article 2.1(2) altered May 31, 2021 as per pages 2g and 2h (c) re-numbered as Article 2.1 (3) effective September 26, 2022.

~~(2)~~	~~An unlimited number of Preferred Shares, without nominal or par value, having attached thereto the rights, privileges, restrictions and conditions as set forth below:~~

~~(a)~~

~~The Board of Directors of the Company may from time-to-time issue the Preferred Shares in one or more series, each series to consist of such numbers of shares as may before issuance thereof be determined by the Board of Directors;~~

~~(b)~~

~~The Board of Directors of the Company may by resolution alter the Articles of the Company (subject as hereinafter provided) to create any series of Preferred Shares and to fix before issuance, the designation, rights, privileges, restrictions and conditions to attach to the Preferred Shares of each series, including, without limiting the generality of the foregoing, the rate, form, entitlement and payment of preferential dividends, the dates and place to payment thereof, the redemption price, terms, procedures and conditions of redemption, if any, voting rights and conversion rights (if any) and any sinking fund, purchase fund or other provisions attaching to the Preferred Shares of such series; and provided, however, that no shares of any series shall issued until the Company has filed an alteration to the Notice of Articles with the Registrar of Companies, or such designated person in any other jurisdiction in which the Company may be continued.~~

~~(c)~~

~~If any cumulative dividends or amounts payable on return of capital in respect of a series of shares are not paid in full the shares of all series shall participate rateably in respect of accumulated dividends and return of capital;~~

~~(d)~~

~~The Preferred Shares shall be entitled to preference over the Common Shares of the Company and any other shares of the Company ranking junior to the Preferred Shares with respect to the payment of dividends, If any, and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up Its affairs, and may also be given such other preferences over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares as may be fixed by the resolution of the board of Directors of the Company as to the respective series authorized to be Issued;~~

~~(e)~~

~~The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority and payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, exclusive of any conversion rights that may affect the aforesaid;~~

~~(f)~~

~~No dividends shall at any time be declared or paid on or set apart for payment on any shares of the Company ranking junior to the Preferred Shares unless all dividends, if any, up to and Including the dividend payable for the last completed period for which such~~

- 2a -

(2)

Up to 1,000 Series 1 Preferred Shares (the “Series 1 Preferred Shares”), being the first series of the Preferred Shares, having attached thereto the rights, privileges, restrictions and conditions as set forth below:

(a)	The following terms have the following meanings in this Section 2.1(2):

“Affected Parties” means collectively the Company and the Assessed Parties;

“Amended Value” has the meaning ascribed to it by Section 2.1(2)(b)(i);

“Assessed Parties” means the person or persons against whom an Authority issues or proposes to issue an Assessment;

“Assessment” means an assessment or reassessment by an Authority that imposes or would impose a liability for tax on any party on the basis of a determination or assumption that the fair market value of a Series 1 Preferred Share as at the Effective Date is different than the Original Value;

“Authority” means the Federal Minister of National Revenue, the British Columbia Minister of Finance or other competent taxing authority;

“Effective Date” means the date of issuance of a Series 1 Preferred Share;

“Original Value” means the fair market value of a Series 1 Preferred Share as at the Effective Date, as determined by the Company as at the Effective Date;

“Series 1 Aggregate Redemption Price” means, with respect to a Series 1 Preferred Share, the Series 1 Redemption Price plus all unpaid declared or accrued dividends on such share less any previously paid declared dividends on such share; and

“Series 1 Redemption Price” means, with respect to a Series 1 Preferred Share, the amount per share in U.S. dollars which is determined by the Directors as of the Effective Date to be equal to the amount obtained when the difference between the aggregate fair market value of the property received by the Company as consideration for the issuance of the Series 1 Preferred Share, determined as at the Effective Date, and the aggregate fair market value of any non-share consideration, if any, paid by the Company as partial or total consideration for the property is divided by the total number of Series 1 Preferred Shares issued in consideration for the property, provided that the “Series 1 Redemption Price” of a Series 1 Preferred Share shall be subject to adjustment in accordance with the terms of Section 2.1(2)(b).

(b)	Adjustments to Series 1 Redemption Price

(i)	If at any time or from time to time after the Effective Date:

(A)

an Authority proposes to issue or issues an Assessment and the fair market value of the Series 1 Preferred Shares as at the Effective Date assumed therein is accepted as correct by the Affected Parties;

(B)	the Assessment is disputed and a final settlement is reached with the Authority by the Affected Parties as to the fair market value of the Series 1 Preferred Shares as at the Effective Date;

- 2b -

(C)

a court of competent jurisdiction determines that the fair market value of the Series 1 Preferred Shares as at the Effective Date was different than the Original Value and no appeal from such determination has been filed and the relevant appeal period has expired; or

(D)

a holder of Series 1 Preferred Shares informs the Company and all of the other holders of Series 1 Preferred Shares, or the Company informs all of the holders of Series 1 Preferred Shares, in writing, that the fair market value of the Series 1 Preferred Shares as at the Effective Date was different than the Original Value and the Company and all of the holders of Series 1 Preferred Shares agree that such different amount is correct, then the Original Value shall be deemed to be the fair market value so determined (the “Amended Value”) and the then Series 1 Aggregate Redemption Price shall be increased or decreased to reflect the difference between the Amended Value and the Original Value.

(ii)

If some or all of the Series 1 Preferred Shares are still issued and outstanding, the then Series 1 Redemption Price of a Series 1 Preferred Share shall be increased or decreased to reflect the difference between the Amended Value and the Original Value.

(iii)

If some or all of the Series 1 Preferred Shares have been redeemed by the Company prior to the date of a downward adjustment of the Series 1 Redemption Price, the holder who held such Series 1 Preferred Shares at the time of their redemption shall forthwith pay to the Company, for each such Series 1 Preferred Share so redeemed, an amount equal to the difference between the Series 1 Redemption Price at the time of redemption and the Series 1 Redemption Price so adjusted. Such holder and the Company may agree that the total amount so payable to the Company may be paid by a corresponding downward adjustment of the Series 1 Preferred Redemption Price of any remaining Series 1 Preferred Shares held by such holder or in cash or by the assumption or issuance of debt or any combination thereof.

(iv)

If some or all of the Series 1 Preferred Shares have been redeemed by the Company prior to the date of an upward adjustment of the then Series 1 Redemption Price, the Company shall forthwith pay to the holder who held such Series 1 Preferred Shares at the time of their redemption, for each such Series 1 Preferred Share so redeemed, an amount equal to the difference between the Series 1 Redemption Price at the time of redemption and the Series 1 Redemption Price so adjusted. Such holder and the Company may agree that the Company may pay the total amount so payable by a corresponding upward adjustment of the Series 1 Redemption Price of any remaining Series 1 Preferred Shares held by such holder or in cash or by the assumption or issuance of debt or any combination thereof.

(v)

The holder of Series 1 Preferred Shares from time to time on which dividends were declared shall repay to the Company an amount in cash equal to the amount of the excess dividends declared on such holder’s shares before the date of a downward adjustment of the Series 1 Preferred Redemption Price. The Company shall pay to the holder of Series 1 Preferred Shares from time to time on which dividends were declared an amount in cash equal to the deficiency in the amount of the dividends declared on such holder’s shares before the date of an upward adjustment of the Series 1 Redemption Price.

- 2c -

(vi)

Any adjustments pursuant to the foregoing provisions shall be retroactive nunc pro tunc to the date of the issuance of the Series 1 Preferred Shares and to the date of the first and each subsequent redemption of Series 1 Preferred Shares.

(c)

Except as required by applicable law, the holders of the Series 1 Preferred Shares shall not be entitled to receive notice of or to attend any general meeting of shareholders of the Company, and if in attendance, shall not be entitled to vote at those meetings.

(d)

The holders of the Series 1 Preferred Shares shall be entitled to receive dividends as and when declared by the Directors, in their sole discretion, out of the monies of the Company properly available for the payment of dividends, in such form as the Directors may determine. Notwithstanding the foregoing, no dividends shall be declared or paid on the Series 1 Preferred Shares if such payment will impair the ability of the Company to redeem all of the Series 1 Preferred Shares. For greater certainty, the Directors may declare and pay dividends on any class of shares other than the Series 1 Preferred Shares to the exclusion of the Series 1 Preferred Shares.

(e)

In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series 1 Preferred Shares shall be entitled to receive, in priority to the holders of the common shares and any other shares ranking junior to the Series 1 Preferred Shares, and pari passu with other holders of any series of Preferred Shares, the Series 1 Redemption Price for each share held, before any distribution of any part of the assets of the Company among the holders of any Common Shares. If upon a liquidation, dissolution or winding up of the Company the assets of the Company are insufficient to distribute to the holders of Series 1 Preferred Shares the Series 1 Redemption Price for each share held and to the holders of any other series of Preferred Shares the full amount they would be entitled to under the special rights and restrictions attaching to their shares, such assets will be distributed among the holders of Series 1 Preferred Shares and any other series of Preferred Shares rateably in proportion to the respective amounts which would otherwise be payable in respect of their shares. After payment of the amount so payable to them, the holders of the Series 1 Preferred Shares shall not be entitled to share in any further distribution of the assets of the Company.

(f)	Redeemable by the Company

(i)

The Company may upon giving notice, redeem at any time the whole or from time to time any part of the then outstanding Series 1 Preferred Shares on payment of the Series 1 Redemption Price for each share to be redeemed.

(ii)

If only part of the then outstanding Series 1 Preferred Shares is at any time to be redeemed, the shares to be redeemed shall be selected by the Directors in their absolute discretion and need not be redeemed pro rata based on the shareholdings.

(iii)

If the Company desires to redeem all or any part of the Series 1 Preferred Shares, the Company shall at least 14 days before the date specified for redemption (the “Redemption Date”), mail a written notice (the “Redemption Notice”) thereof to each person who, at the date of mailing, is a registered holder of the shares to be redeemed.

(iv)	The Redemption Notice shall be forwarded by registered, certified or first class mail, postage prepaid and addressed to each such holder at the holder’s address as it

- 2d -

appears on the books of the Company. If the address of any such holder does not appear on the books of the Company, the Redemption Notice shall be so mailed to the last known address of such holder. The accidental failure to give the Redemption Notice to one or more such holders shall not affect the validity of the redemption.

(v)

The Redemption Notice shall set out the Series 1 Redemption Price, the Redemption Date and if part of the Series 1 Preferred Shares held by such holder is to be redeemed, the number thereof so to be redeemed.

(vi)

On the Redemption Date, the Company shall pay, or cause to be paid, to or to the order of the registered holders of the Series 1 Preferred Shares to be redeemed, the Series 1 Redemption Price for each such share on presentation and surrender, at the registered office of the Company or any other place(s) in Vancouver, British Columbia designated in the Redemption Notice, of the certificate(s) for such shares called for redemption. Such shares shall thereupon be deemed to be redeemed and shall be cancelled.

(vii)	If only a part of the shares represented by any certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Company.

(viii)

Payment of the Series 1 Redemption Price (less any amount required to be withheld by the Company) for the Series 1 Preferred Shares to be redeemed shall be made by cheque payable to the holder thereof at par at any branch of the Company’s bankers in Canada. Such cheque shall discharge all liability of the Company for the Series 1 Redemption Price, to the extent of the amount represented thereby, unless such cheque is not paid on due presentation.

(ix)

From and after the Redemption Date, the Series 1 Preferred Shares called for redemption shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Series 1 Redemption Price shall not be made upon presentation of certificate(s) in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

(x)

The Company shall have the right, at any time on or after the date of the mailing of the Redemption Notice, to deposit the Series 1 Redemption Price of the Series 1 Preferred Shares called for redemption which are represented by certificate(s) which have not at the date of such deposit been surrendered by the holders in connection with such redemption to a special account maintained by the Company with any chartered bank or any trust company in Vancouver, British Columbia designated by the Company in the Redemption Notice (the “Trustee”) to be paid without interest to or to the order of the respective holders of such shares called for redemption upon presentation and surrender to the Trustee of the certificate(s) representing such shares. Upon such deposit being made the Series 1 Preferred Shares in respect whereof such deposit shall have been made shall be deemed to be redeemed and shall be cancelled. The rights of the holders thereof after such deposit shall be limited to receiving without interest their proportionate part of the total amount so deposited against presentation and surrender to the Trustee of the certificate(s) representing the shares to be redeemed. Any interest allowed on any such deposit shall belong to the Company.

(xi)	Notwithstanding the foregoing, the holders of the Series 1 Preferred Shares to be redeemed may waive notice of any such redemption by written instrument(s).

- 2e -

(xii)

Notwithstanding anything contained in this Section 2.1(2), the Company shall not redeem any Series 1 Preferred Shares to the extent that such redemption would, in the reasonable opinion of the Directors, be in violation of the laws of the Province of British Columbia, any other applicable law, or the Company’s obligations under (A) the Indenture dated as of August 9, 2021 among the Company as Issuer, Gran Colombia Gold Segovia S.A., ETK Inc., and The Bank of New York Mellon as Trustee relating to the Company’s 6.875% Senior Notes due 2026, as amended from time to time (the “Indenture”) or (B) the non-interest bearing demand promissory note issued by the Company to Caldas Holding Corp. evidencing the Company’s obligation to pay to the holder of such promissory note the principal amount of US$64,000,000.

(xiii)

Any redemption monies that are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remains unclaimed (including monies held on deposit to a special account) for a period of six years from the Redemption Date shall be forfeited to the Company.

(g)	Retractable by Holder

(i)

Any holder of Series 1 Preferred Shares may, at the holder’s option at any time upon giving notice as herein provided, require the Company to redeem at any time the whole or from time to time any part of the Series 1 Preferred Shares held by the holder by payment of the Series 1 Redemption Price for each share to be redeemed.

(ii)

If a holder of Series 1 Preferred Shares desires the Company to redeem any of the holder’s Series 1 Preferred Shares, the holder shall, at least 60 days before the date specified for redemption (the “Retraction Date”), give to the Company, at its registered office, written notice thereof (the “Retraction Notice”).

(iii)	The Retraction Notice shall set out the Retraction Date and if only part of the Series 1 Preferred Shares held by such shareholder is to be redeemed, the number thereof so to be redeemed.

(iv)

On the Retraction Date, the Company shall pay or cause to be paid to the order of the registered holder of the Series 1 Preferred Shares to be redeemed, the Series 1 Redemption Price for each such share, on presentation and surrender at the registered office of the Company of the certificate(s) for such shareholder’s Series 1 Preferred Shares to be redeemed.

(v)

Payment of the Series 1 Redemption Price (less any amount required to be withheld by the Company) for the Series 1 Preferred Shares to be redeemed shall be made by cheque payable to the holder thereof at par at any branch of the Company’s bankers in Canada. Such cheque shall discharge all liability of the Company for the Series 1 Redemption Price, to the extent of the amount represented thereby, unless such cheque is not paid on due presentation. Such Series 1 Preferred Shares shall thereupon be deemed to be redeemed and shall be cancelled.

(vi)

From and after the Retraction Date, the Series 1 Preferred Shares so redeemed shall not be entitled to exercise any of the rights of the holders in respect thereof unless payment of the Series 1 Redemption Price shall not be made upon presentation of

- 2f -

certificate(s) in accordance with the foregoing provisions, in which case the rights of the holder shall remain unaffected.

(vii)	If only a part of the Series 1 Preferred Shares represented by any certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Company.

(viii)

If a holder of Series 1 Preferred Shares gives a Retraction Notice but fails to present the certificate(s) for such holder’s Series 1 Preferred Shares to be redeemed on the Retraction Date, the Retraction Notice given by such holder shall be null and void and the Company shall have no obligation to make the redemption called for in the Retraction Notice. Notwithstanding the foregoing, the Company shall have the right to proceed with such redemption notwithstanding such failure. If the Company elects to proceed, the Company shall deposit the Series 1 Redemption Price for the Series 1 Preferred Shares to be redeemed in a special account maintained by the Trustee, to be paid without interest to or to the order of the holder of such Series 1 Preferred Shares upon presentation and surrender to the Trustee of the certificate(s) representing such shares. Upon such deposit being made, the Series 1 Preferred Shares in respect of which such deposit shall have been made shall thereupon be deemed to be redeemed and shall be cancelled. The rights of the holder thereof after such deposit shall be limited to receiving without interest the amount so deposited upon presentation and surrender to the Trustee of the certificate(s) representing the Series 1 Preferred Shares to be redeemed. Any interest allowed on any such deposit shall belong to the Company.

(ix)

Notwithstanding anything contained in this Section 2.1(2), the Company shall not redeem any Series 1 Preferred Shares to the extent that such redemption would, in the reasonable opinion of the Directors, be in violation of the laws of the Province of British Columbia, any other applicable law, or the Company’s obligations under (A) the Indenture or (B) the non-interest bearing demand promissory note issued by the Company to Caldas Holding Corp. evidencing the Company’s obligation to pay to the holder of such promissory note the principal amount of US$64,000,000.

(x)

Any redemption monies that are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remains unclaimed (including monies held on deposit to a special account) for a period of six years from the Retraction Date shall be forfeited to the Company.

(h)

Notwithstanding anything in this Section 2.1(2) setting out the rights, privileges, restrictions and conditions attached to the Series 1 Preferred Shares, the Company agrees, and each holder of Series 1 Preferred Shares by its acceptance of a Series 1 Preferred Share agrees, that the payment of any amounts owing under each Series 1 Preferred Share are hereby expressly subordinated and postponed in right of payment to the prior payment in full of all Indenture Obligations in all events and circumstances. For purposes of this Section 2.1(2)(h), “Indenture Obligations” means all indebtedness and other obligations owing from time to time by the Company and its subsidiaries under the Indenture.

- 2g -

(3)	Up to 12,000,000 Preferred Shares, without nominal or par value, having attached thereto the rights, privileges, restrictions and conditions as set forth below:

(a)	the Preferred Shares may at any time or from time to time be issued in one or more series;

(b)

before any Preferred Shares of a particular series are issued, the board of directors of the Company shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to attach to such series of the Preferred Shares, including, without limiting the generality of the foregoing, the rate, form, entitlement end payment of preferential dividends, the dates and place to payment thereof, the redemption price, terms, procedures and conditions of redemption, if any, voting rights and conversion rights (if any) and any sinking fund, purchase fund or other provisions attaching to the Preferred Shares of such series; and provided, however, that no shares of any series shall be issued until the Company has, as applicable, altered these Articles and/or filed an alteration to the Notice of Articles with the Registrar of Companies, or such designated person in any other jurisdiction in which the Company may be continued. Notwithstanding the foregoing, other than in the case of a failure to declare or pay dividends specified in any series of Preferred Shares, the voting rights attached to the Preferred Shares shall be limited to one vote per Preferred Share at any meeting of shareholders where the Preferred Shares and Common Shares vote together as a single class;

(c)

if any cumulative dividends or amounts payable on return of capital in respect of a series of shares are not paid in full the shares of all series shall participate rateably in respect of accumulated dividends and return of capital;

(d)

the Preferred Shares shall be entitled to preference over the Common Shares of the Company and any other shares of the Company ranking junior to the Preferred Shares with respect to the payment of dividends, if any, and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares as may be fixed by the resolution of the board of directors of the Company as to the respective series authorized to be issued;

(e)

the Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority and payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, exclusive of any conversion rights that may affect the aforesaid;

(f)

no dividends shall at any time be declared or paid on or set apart for payment on any shares of the Company ranking junior to the Preferred Shares unless all dividends, if any, up to and including the dividend payable for the last completed period for which such dividend shall be payable on each series of the Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on such shares of the Company ranking junior to the Preferred Shares nor shall the Company call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the Preferred Shares (less than the total amount then outstanding) or any shares of the Company ranking junior to the Preferred Shares unless all dividends up to and including the dividend payable on each series of the Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment;

(g)

Preferred Shares of any series may be purchased for cancellation or made subject to redemption by the Company out of capital pursuant to the provisions of the Business Corporations Act, if the board of directors so provide in the resolution of the board of directors of the Company relating to the issuance of such Preferred Shares, and upon such other terms and conditions as may be specified in the designations, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each such series as set forth in the said resolution of the board of directors and Articles of Amendment of the Company relating to the issuance of such series; and

- 2h -

(h)

the holders of the Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Company now or hereafter authorized; and

(i)

No class of shares may be created or rights and privileges increased to rank in parity or priority with the Preferred Shares with regard to the rights and privileges thereof and without limiting the generality of the foregoing, capital and dividends, without the approval of the holders of the Preferred Shares.

~~dividend shall be payable on each series of the Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on such shares of the Company ranking junior to the Preferred Shares nor shall the Company call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the Preferred Shares (less than the total amount then outstanding) or any shares of the Company ranking junior to the Preferred Shares unless all dividends up to and including the dividend payable on each series of the Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment;~~

~~(g)~~

~~Preferred Shares of any series may be purchased for cancellation or made subject to redemption by the Company out of capital pursuant to the provisions of the Business Corporations Act, if the Board of Directors so provide in the resolution of the Board of Directors of the Company relating to the issuance of such Preferred Shares, and upon such other terms and condition as may be specified in the designations, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each such series as set forth in the said Resolution of the Board of Directors and Articles of Amendment of the Company relating to the issuance of such series;~~

~~(h)~~

~~The holders of the Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Company now or hereafter authorized; and~~

~~(i)~~

~~No class of shares may be created or rights and privileges increased to rank in parity or priority with the Preferred Shares with regard to the rights and privileges therof and without limiting the generality of the foregoing, capital and dividends, without the approval of the holders of the Preferred Shares.~~

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3	Shareholder Entitled to Share Certificate or Acknowledgement

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement, and delivery of a share certificate or acknowledgement, for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Share Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate is worn out or defaced, the directors must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, the directors think fit:

(1)	order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgement, as the case may be.

2.6	Replacement of Lost, Stolen or Destroyed Share Certificate or Acknowledgement

If a share certificate or a non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(1)	proof satisfactory to the directors that the share certificate or acknowledgement is lost, stolen or destroyed; and

(2)	any indemnity the directors consider adequate.

2.7	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8	Share Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.	ISSUE OF SHARES

3.1	Directors Authorized

Subject to the Business Corporations Act and rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2	Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4	Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

(a)	past services performed for the Company;

(b)	property;

(c)	money; and

(2)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.	SECURITIES REGISTERS

4.1	Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2	Closing Register

The Company must not at any time close its central securities register.

5.	SHARE TRANSFERS

5.1	Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(2)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3)

if a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company.

5.2	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, a transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.3	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.4	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.5	Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.	TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7.	PURCHASE OR REDEMPTION OF SHARES

7.1	Company Authorized to Purchase or Redeem Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2	Purchase or Redemption When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.

7.3	Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it;

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

8.	BORROWING POWERS

The Company, if authorized by the directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9.	ALTERATIONS

9.1	Alteration of Authorized Share Structure (Altered effective May 31, 2021)

(1)	Subject to the Business Corporations Act, the Company may by ~~resolution of the board of directors:~~ special resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; or

(c)	subject to Article 2.1(2), alter the identifying name of any of its shares.

(2)	Subject to the Business Corporations Act, the Company may by special resolution

(a)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(b)	if the Company is authorized to issue shares of a class of shares with par value:

(A)	decrease the par value of those shares; or

(B)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(c)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or

(d)	subject to Article 2.1(2), otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2	Change of Name

The Company may by resolution of the board of directors authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.3	Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10.	MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3	Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4	Location of Meeting

A general meeting of the Company may be held anywhere in the world as determined by the directors.

10.5	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

10.6	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8	Class Meetings and Series Meetings of Shareholders

Subject to the provisions of the Business Corporations Act, unless specified otherwise in these Articles or in the special rights and restrictions attached to any class or series of shares, the provisions of these Articles relating to general meetings will apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.

10.9	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of, or voting at, the meeting;

(2)	at an annual general meeting, all business is special business except for the following:

(a)	business relating to the conduct of, or voting at, the meeting;

(b)	consideration of any financial statements of the Company presented to the meeting;

(c)	consideration of any reports of the directors or auditor;

(d)	the setting or changing of the number of directors;

(e)	the election or appointment of directors;

(f)	the appointment of an auditor;

(g)	the setting of the remuneration of an auditor;

(h)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2	Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3	Quorum (Altered effective May 31, 2021)

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two (2) ~~shareholders present in person or represented by proxy.~~ persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least twenty-five percent (25%) of the issued shares entitled to vote at the meeting.

11.4	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5	Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), the auditor of the Company, the lawyers for the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved; and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any;

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any; or

(3)	such other person designated by the directors.

11.10	Selection of Alternate Chair

If, at any meeting of shareholders, the person appointed under section 11.9 above is not present within 15 minutes after the time set for holding the meeting, or if such person is unwilling to act as chair of the meeting, or if such person has advised the secretary, if any, or any director present at the meeting, that such person will not be present at the meeting, the directors present must choose: one of their number, a senior officer or counsel to the Company to chair the meeting or if the director, senior officer or counsel present declines to take the chair or if the directors fail to so choose or if no director, senior officer or counsel is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for thirty days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13	Decisions by Show of Hands or Poll

Every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16	Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17	Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:

(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)	in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.18	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of a meeting of the shareholders must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21	Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and during that period, make such ballots and proxies available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.	VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of meeting, or the directors, that the person is a legal personal representative for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting of the shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)

if more than one of the joint shareholders is present at any meeting of the shareholders, personally or by proxy, and more than one of the joint shareholders votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5	Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of the shareholders by written instrument, fax or any other method of transmitting legibly recorded messages and:

(1)	for that purpose, the instrument appointing a representative must:

(a)

be received at the registered office of the Company or at any other place specified for the receipt of proxies, in the notice calling the meeting, at least the number of business days for the receipt of proxies specified in the notice, or if no number of days is specified in the notice, at least, two business days before the day set for the holding of the meeting; or

(b)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2)	if a representative is appointed under this Article 12.5:

(a)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

12.6	Proxy Provisions Do Not Apply to All Companies

Article 12.9 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply. Sections 12.7 to 12.15 apply to the Company only insofar as they are not inconsistent with any applicable securities legislation and any regulations and rules made and promulgated under such legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commission or similar authorities appointed under that legislation.

12.7	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of the shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the instrument of proxy.

12.8	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form designated by the directors, the scrutineer or the chair of the meeting:

[name of company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):                    .

Signed [month, day, year]
[Signature of shareholder]
[Name of shareholder- printed]

12.10	Deposit of Proxy

A proxy for a meeting of shareholders must be by written instrument, fax or any other method of transmitting legibly messages and must:

(1)

be received at the registered office of the Company or at any other place specified for the receipt of proxies, in the notice calling the meeting, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, in the notice, at least two business days before the day set for the holding of the meeting; or

(2)	unless the notice provides otherwise, be deposited at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11	Revocation of Proxy

Subject to Article 12.12, every proxy may be revoked by an instrument in writing that is:

(1)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	deposited with the chair of the meeting, at the meeting, before any vote in respect of which the proxy is to be used shall have been taken.

12.12	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.12 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative;

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.13	Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.	DIRECTORS

13.1	First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)	subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company’s first directors;

(2)	if the Company is a public company, the greater of three and the most recently set of:

(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4;

(3)	if the Company is not a public company, the most recently set of:

(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4.

13.2	Change in Number of Directors

If the number of directors is set under Articles 13.l(2)(a) or 13.l(3)(a):

(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3	Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6	Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8	Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.	ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3	Failure to Elect or Appoint Directors

If:

(1)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	the date on which his or her successor is elected or appointed; and

(4)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5	Directors May Fill Casual Vacancies,

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6	Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8	Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9	Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceased to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.	POWERS AND DUTIES OF DIRECTORS

15.1	Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.	DISCLOSURE OF INTEREST OF DIRECTORS

16.1	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) In a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

16.2	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3	Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

16.5	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7	Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

17.	PROCEEDINGS OF DIRECTORS

17.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as the directors think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any;

(2)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)	any other director chosen by the directors if:

(a)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that the chair of the board and the president will not be present at the meeting.

17.4	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5	Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6	Notice of Meetings,

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)	the director has waived notice of the meeting.

17.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director does not invalidate any proceedings at that meeting.

17.9	Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

17.10	Quorum (Altered effective May 31, 2021)

The quorum necessary for the transaction of the business of the directors ~~may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.~~ shall be fifty percent (50%) of the directors. If there is only one director, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

17.11	Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a) in all cases, if each of the directors entitle to vote on the resolution consents to it in writing; or

(b) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Article 17 may be evidence by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one entire document. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to effective on the date stated in the consent in writing and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to such meetings.

18.	EXECUTIVE AND OTHER COMMITTEES

18.1	Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

18.2	Appointment and Powers of Other Committees

The directors may, by resolution:

(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	the power to appoint or remove officers appointed by the directors; and

(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

18.3	Obligations of Committees

Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must:

(1)	conform to any rules that may from time to time be imposed on it by the directors; and

(2)	report every act or thing done in exercise of those powers at such times as the directors may require.

18.4	Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

18.5	Committee Meetings

Subject to Article 18.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(1)	the committee may meet and adjourn as it thinks proper;

(2)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

19.	OFFICERS

19.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

19.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

20.	INDEMNIFICATION

20.1	Definitions

In this Article 21:

(1)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)

“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director, officer, or former officer of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director, former director, officer or former officer of the Company:

(a)	is or may be joined as a party; or

(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)	“expenses” has the meaning set out in the Business Corporations Act.

20.2	Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company may indemnify a director, former director, officer or former officer of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company may, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3	Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.4	Non-Compliance with Business Corporations Act

The failure of a director, former director, officer or former officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.5	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director, alternate director, officer, employee or agent of the Company;

(2)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

21.	DIVIDENDS

21.1	Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to Article 2.1 and to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2	Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as the directors may deem advisable.

21.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5:00 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6	Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as the directors deem advisable, and, in particular, may:

(1)	set the value for distribution of specific assets;

(2)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

21.7	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

21.8	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of such joint shareholders may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10	Dividend Bears No Interest

No dividend bears interest against the Company.

21.11	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12	Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13	Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

22.	DOCUMENTS, RECORDS AND REPORTS

22.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

22.2	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

23.	NOTICES

23.1	Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a shareholder, the shareholder’s registered address;

(b)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a shareholder, the shareholder’s registered address;

(b)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient;

(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient.

23.2	Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

23.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5	Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(I)	mailing the record, addressed to such person:

(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled: or

(2)

if an address referred to in paragraph (l)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.	SEAL

24.1	Who May Attest Seal

Except as provided in Articles 24.2 and 24.3, the Company’s seal, if any must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;

(2)	any officer, together with any director;

(3)	if the Company only has one director, that director; or

(4)	any one or more directors or officers or persons as may be determined by the directors.

24.2	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as the directors may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

25.	PROHIBITIONS

25.1	Definitions

In this Article 25:

(1)	“designated security” means:

(a)	a voting security of the Company;

(b)

a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2)	“security” has the meaning assigned in the Securities Act (British Columbia);

(3)	“voting security” means a security of the Company that:

(a)	is not a debt security, and

(b)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

25.2	Application

Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3	Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale. transfer or other disposition.